                                                                 EXHIBIT (12)(a)

                                   ONEOK, Inc.
                Computation of Ratio of Earnings to Fixed Charges


                                            Six Months                          Years Ended August 31,
                                              Ended          ---------------------------------------------------------------
                                           Feb. 28, 1999        1998         1997         1996         1995         1994
                                           -------------        ----         ----         ----         ----         ----

Fixed charges, as defined
    Interest on long-term debt              $  17,354        $  30,846    $  31,354    $  31,748    $  32,345    $  32,979
    Other interest                              5,506            3,723        3,376        3,184        4,934        1,855
    Amortization of debt issue costs              504              506          518          530          512          525
    Interest on lease agreements                1,162            2,325        2,266        2,266        2,266        2,266
                                            ---------        ---------    ---------    ---------    ---------    ---------
         Total fixed charges                   24,526           37,400       37,514       37,728       40,057       37,625

Earnings before income taxes                $ 136,765        $ 168,380    $  94,107    $  85,873    $  68,146    $  57,276
                                            ---------        ---------    ---------    ---------    ---------    ---------

Earnings available for fixed charges        $ 161,291        $ 205,780    $ 131,621    $ 123,601    $ 108,203    $  94,901
                                            =========        =========    =========    =========    =========    =========

Ratio of earnings to fixed charges              6.58X            5.50X        3.51X        3.28X        2.70X        2.52X
                                            =========        =========    =========    =========    =========    =========


           Pro Forma Computation of Ratio of Earnings to Fixed Charges
            Giving Effect to the Proposed Merger as Discussed Herein


                                                 Six Months         Year Ended
                                                   Ended            August 31,
                                               Feb. 28, 1999           1,998
                                               -------------        -----------

Fixed charges, as defined
     Interest on long-term debt                  $  70,697          $ 139,252
     Other interest                                  5,506              3,723
     Amortization of debt issue costs                  889              1,275
     Preferred securities distributions
          of subsidiary                             12,112             24,225
     Interest on lease agreements                    1,162              2,325
                                                 ---------          ---------
          Total fixed charges                       90,366            170,800

Earnings before income taxes                     $ 129,180          $ 155,533
                                                 ---------          ---------

Earnings available for fixed charges             $ 219,546          $ 326,333
                                                 =========          =========

Ratio of earnings to fixed charges (a)               2.43X              1.91X
                                                 =========          =========


For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of net income plus fixed charges and income taxes. "Fixed charges" consists of interest charges, the amortization of debt issue costs, preferred securities distributions of subsidiary, and the representative interest portion of operating leases.